United States

Securities and Exchange Commission
Washington, D. C. 20549

Form 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2008

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to _____

Commission File Number 2-40764

Kansas City Life Insurance Company Savings and Profit Sharing Plan

A. (Full Title of the Plan)

Kansas City Life Insurance Company

3520 Broadway

Kansas City, Missouri 64111-2565

B. (Name and Address of Issuer of Securities Held Pursuant to the Plan)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this Annual Report on Form 11-K for the fiscal year ended December 31, 2008, consists of the audited financial statements of the Kansas City Life Insurance Company Savings and Profit Sharing Plan for the year ended December 31, 2008, and the related schedule thereto. The Kansas City Life Insurance Company Savings and Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

Kansas City Life
Insurance Company

Savings and Profit Sharing Plan

Financial Statements
and
Supplemental Schedule

2008

Report of Independent Registered Public Accounting Firm

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
STATEMENTS of NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

	December 31
	2008	2007
Assets
Investments:
Participant directed:
Mutual funds	$23,005	$31,335
Guaranteed interest contract	17,008	10,990
Kansas City Life Insurance Company common stock	14,568	14,952
Non-participant directed:
Kansas City Life Insurance Company common stock	6,415	12,839
Participant loans	1,221	1,360
Total investments	62,217	71,476

Total assets	62,217	71,476

Liabilities
Adjustment from fair value to contract value for fully benefit-
responsive investment contract (Note 2)	512	(67)

Net assets available for benefits	$62,729	$71,409

See accompanying Notes to Financial Statements.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

	Year ended December 31, 2008
		Non-
	Participant	participant
	directed	directed	Total
Changes to net assets attributed to:
Investments:
Interest income	$718	$4	$722
Interest from participant loans	—	81	81
Dividend income	1,294	159	1,453
Net depreciation in fair value of investments	(8,229)	(2,453)	(10,682)
Net change in investments	(6,217)	(2,209)	(8,426)

Contributions:
Participants	2,624	—	2,624
Employer, net of forfeitures	1,424	15	1,439
Total contributions	4,048	15	4,063

Benefits paid to participants and beneficiaries	(4,001)	(316)	(4,317)

Interfund transfers	4,053	(4,053)	—
Net increase (decrease)	(2,117)	(6,563)	(8,680)

Net assets available for benefits:
Beginning of year	57,210	14,199	71,409

End of year	55,093	7,636	62,729

See accompanying Notes to Financial Statements.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements

(amounts in thousands)

1. DESCRIPTION OF PLAN

The following description of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution benefit plan sponsored by Kansas City Life Insurance Company (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Management believes it is in compliance with such provisions. The Plan is administered by an Administrative Committee appointed by the Executive Committee of the Company. The Plan has three trustees who are also officers of the Company.

Eligibility

Each employee who is at least 21 years of age is eligible to participate in the elective deferral portion of the Plan as of the first business day of the month following his or her hire date or subsequently reaching age 21. An employee is eligible to participate in the matching Company contribution and the discretionary profit sharing contribution of the Plan immediately after entering the plan.

Contributions

Participants may elect to contribute to the Plan any percentage not to exceed 100% of their monthly base salary subject to maximum contribution limitations established by the Internal Revenue Code (IRC). Contribution percentages can be changed each payroll processing cycle (i.e., semi-monthly). The maximum contribution for any participant who is classified as highly compensated is 6%. Participants who have attained the age of 50 before the end of each plan year are eligible to make catch-up elective contributions.

The Company matches participant contributions up to 6% of the participant’s salary. The Company may also contribute an additional amount of up to 4% of participants’ salary based upon the Company’s attainment of certain financial results. The Company’s contributions are made in cash for which the Plan purchases common stock of the Company. The Company did not make an additional contribution for 2008.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan net investment income. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled to the benefit that can be provided from the participant’s vested account. Participants are allowed to direct the investment of their contributions among the seventeen investment options offered by the Plan. Participants may change investment options at any time. Company contributions are not directed by the participants, but are invested in the common stock of the Company. Participants can subsequently direct the investment of Company contributions in accordance with the terms of the Plan. The Pension Protection Act requires that as of January 1, 2007, all participants who were 55 with at least three years of service as of December 31, 2005 are eligible to diversify 100% of their holdings of sponsor-company stock. In addition, all other participants with at least three years of service were eligible to diversify one-third of their Kansas City Life stock as of January 1, 2007 with an additional one-third to be eligible for diversification at both January 1, 2008 and January 1, 2009.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements

(amounts in thousands)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company on behalf of the plan Trustees prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Vesting

Participants are vested immediately in their contributions and any actual earnings there on. Company contributions vest to the participant 20% after two years of employment, and an additional 20% each year thereafter until the participant is fully vested in Company contributions. In the event a participant shall be terminated from employment with the Company due to death, retirement or disability, the participant shall become fully vested in Company contributions.

Participant Loans

Participants may request a loan from their contributions and any actual earnings there on under the terms and conditions established by the Administrative Committee. The amount that may be borrowed is limited in accordance with the Internal Revenue Code Section 72(p). Loans will be made for a period no longer than five years, except for loans used to acquire a primary residence. The loans are secured by the balance in the participant’s accounts and bear interest at current market rates at the time of issuance. As of December 31, 2008, rates on outstanding loans range from 4.0% to 9.0%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

All distributions shall be in the form of a lump sum payment.

Under the provisions of the Plan, the Company is obligated to repurchase participant shares of the Company’s common stock which have been distributed under the terms of the Plan. The purchase price is the last trade of the day price on each business day of the month. During 2008 and 2007, the Company repurchased from participants 526,192 and 25,985 shares, respectively.

Forfeited Accounts

Any participant who terminates employment will forfeit the nonvested portion of their account balance as of the date of separation. All forfeited balances under the Plan are used to reduce the Company’s matching contributions. Forfeitures of terminated nonvested account balances were approximately $29 for the year ended December 31, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP) and requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS” or “FAS”) No. 157, “Fair Value Measurements”. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Generally, the provisions of this statement are to be applied prospectively as of the beginning of the fiscal year of adoption. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The Plan adopted SFAS No. 157 with no material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements

(amounts in thousands)

Valuation of Investments and Income Recognition

Investments in mutual funds are reported at fair value based upon the net asset value of the mutual fund shares held at year-end. Shares of Company common stock are reported at fair value based upon the observable closing price at year-end. Participant loans are carried at unpaid balances. The cost of investments sold is determined on the average cost basis. Purchases and sales of securities are recorded on the trade date.

Investments in the Guaranteed Investment Account are reported at the contract value as stated in the guaranteed investment contract. An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fully benefit-responsive investment contract is included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits. The fair value is determined based upon the contract’s prorate share of the market value of the assets in the underlying separate accounts.

The Plan’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, in accordance with SFAS 157 which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1     Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities (both common stocks and preferred stocks) that are traded in an active exchange market.

Level 2     Unadjusted observable inputs other than Level 1 prices such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments.

Level 3     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

As required by SFAS 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. As a result, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3). Net transfers in (out) of Level 3 are reported as having occurred at the end of the reporting period in which the transfers were determined.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements

(amounts in thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Total	Level 1	Level 2	Level 3

Mutual funds	$23,005	$23,005	$—	$—
Guaranteed interest contract	17,008	—	17,008	—
Kansas City Life Insurance Company
common stock	20,983	20,983	—	—
Total	$60,996	$43,988	$17,008	$—

The Plan has no Level 3 assets or liabilities as of December 31, 2008 and 2007.

Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company.

Payments of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for plan benefits follows:

	December 31
	2008	2007
Investments:
Participant directed:
MetLife Managed Guaranteed Investment Contract	$17,008	$10,990
Kansas City Life Insurance Company common stock	14,568	14,952
Fidelity Value Fund	4,507	8,898
American Funds Growth Fund of America	3,514	5,737
PIMCO Total Return - Admin	3,350	2,181
State Street Global Advisors (SSgA)
International Stock Selection Fund	2,558	4,570
Non-participant directed:
Kansas City Life Insurance Company common stock	$6,415	$12,839

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements

(amounts in thousands)

During 2008, the Plan’s investments (including investments bought, sold, and held during the year) declined in value by $10,682 as follows:

Year ended
Net change in fair value	December 31, 2008
Participant directed:
Mutual Funds	$(2,413)
Kansas City Life Insurance Company common stock	(5,816)
Non-participant directed:
Kansas City Life Insurance Company common stock	(2,453)
Total	$(10,682)

4. GUARANTEED INVESTMENT CONTRACT

The Plan has a fully benefit-responsive guaranteed investment contract with MetLife Insurance Company (MetLife). MetLife maintains the contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan from MetLife. Contract value represents contributions made under the contract, plus earnings, and less participant withdrawal and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for 2008 and 2007. The crediting interest rate is based upon an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting purposes.

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock and mutual funds managed by JPMorgan Retirement Plan Services (JP Morgan). As the Company is the plan sponsor and JP Morgan is the recordkeeper, these transactions qualify as party-in-interest transactions.

6. TAX STATUS

The IRS has issued a determination letter dated July 22, 2002 that, in form, the Plan and Trust forming a part thereof, meet the requirements of the Internal Revenue Code Section 401(a) as a qualified plan and trust. Although, the Plan has been amended since the determination letter was received, the Plan sponsor believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. If the Plan qualifies in operation, the Trust’s earnings will be exempt from taxation, the Company’s contributions will be deductible, and each participant will incur no current tax liability on either the Company’s contributions or any earnings of the trust credited to the participant’s account prior to the time that such contributions or earnings are withdrawn or made available to the participant. At the time a distribution occurs (whether because of retirement, termination, death, disability or voluntary withdrawal of funds), any amounts distributed (comprised of Company contributions, employee pretax contributions, and earnings on contributions of the Company or the participant) shall be taxed to the participant at the tax rate then in effect.

7. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time by adoption of a written resolution by the Company’s Board of Directors or the Executive Committee of the Board of Directors. Upon termination of the Plan, participants’ accounts would become fully vested and non-forfeitable and distributions would be made as promptly as possible.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements

(amounts in thousands)

8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant directed fund elections. Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of investments in Company stock. Certain shares of Company stock are non-participant directed and cannot be diversified into other investment options of the Plan until the requisite criteria have been met. All other investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$62,729	$71,409
Employer contributions for December 31, 2008 paid in January 2009	55
Employee contributions for December 31, 2008 paid in January 2009	96
Adjustment from contract value to fair value for fully benefit-
responsive investment contract	(512)	67
Net assets available for benefits per the Form 5500	$62,368	$71,476

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year ended
December 31, 2008
Net depreciation in fair value of investments	$(10,682)
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts for the year ended December 31, 2007	(67)
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts for the year ended December 31, 2008	(512)
Net depreciation in fair value of investments per the Form 5500	$(11,261)

The following is a reconciliation of contributions per the financial statements to the Form 5500:

Year ended
December 31, 2008
Contributions per financial statements	$4,063
Employer contributions for December 31, 2008 paid in January 2009	55
Employee contributions for December 31, 2008 paid in January 2009	96
Contributions per the Form 5500	$4,214

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at end of Year)
Employer Identification Number: 44-0308260
Plan Number: 003
December 31, 2008
(amounts in thousands)
		(b)
		Identity of issue,
		borrower,	(c)			(e)
		lessor or		Description of investment including maturity date,	(d)	Current
(a)		similar party		rate of interest, collateral, par, or maturity value	Cost	Value

		Participant directed investments:
		Common stock:
*			336,043	shares of Kansas City Life Insurance Company		$14,568
		Mutual funds:
			53,238	shares of American Beacon Large Cap Value-Plan Ahead		698
			172,943	shares of American Funds Growth Fund of America-R4		3,514
			40,682	shares of Calamos Growth and Income-A		870
			81,014	shares of Dodge & Cox Income Fund		955
			113,081	shares of Fidelity Value Fund		4,507
			70,282	shares of Jennison Small Company-A		832
*			35,774	shares of JPMorgan SmartRetirement 2010-Select		418
*			74,984	shares of JPMorgan SmartRetirement 2015-Select		834
*			104,482	shares of JPMorgan SmartRetirement 2020-Select		1,119
*			75,045	shares of JPMorgan SmartRetirement 2030-Select		760
*			45,560	shares of JPMorgan SmartRetirement 2040-Select		453
*			621	shares of JPMorgan SmartRetirement Income-Select		8
			328,908	shares of PIMCO Total Return - Admin		3,350
			143,202	shares of SSgA S&P 500 Index		2,129
			318,087	shares of SSgA International Stock Selection Fund		2,558
			2	shares of Vanguard Intermediate Term Treasury - Admiral		—
						23,005
		Guaranteed interest contract:
			—	MetLife Managed Guaranteed Interest Contract
				contract value $17,520		17,008
		Total participant directed investments				$54,581

		Non-participant directed investments:
		Common stock:
	*		147,981	shares of Kansas City Life Insurance Company	$4,019	$6,415
		Participant loans:
	*			(Interest rates range from 4.0% to 9.0%; maturing
				from 2009 to 2017)	—	1,221
		Total non-participant directed investments			$4,019	$7,636

	*	Party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Trustees of the Kansas City Life Insurance Company
Savings and Profit Sharing Plan and the
Board of Directors of Kansas City Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kansas City Life Insurance Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule: schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

Kansas City, Missouri
June 25, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Life Insurance Company by Tracy W. Knapp, as plan trustee of the Kansas City Life Insurance Company Savings and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Life Insurance Company Savings and Profit Sharing Plan

By:	Kansas City Life Insurance Company
/s/Tracy W. Knapp Tracy W. Knapp Senior Vice President, Finance June 26, 2009